Filed Pursuant To Rule 433

Registration No. 333-278880

May 14, 2024

Want Ethereum exposure right in your brokerage account?

Get it with symbol ETHE

Grayscale Ethereum Trust

The world’s largest Ethereum fund

ETHE

Crypto investing begins here

Grayscale Ethereum Trust (ETHE) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, LLC 290 Harbor Drive, Stamford, CT 06902.